2014 SECOND QUARTER INTERIM REPORT
Financial and Operating Results
For the three and six month periods ended June 30, 2014
All dollar values are expressed in United States dollars unless otherwise stated

•	Second quarter production averaged 16,112 Bopd (16,485 Bopd sales);

•	Second quarter funds flow of $43.2 million (includes one-time other revenue of $9.25 million);

•	Second quarter earnings of $26.2 million (includes a $2.0 million non-cash unrealized gain on convertible debentures);

•	Spent $17.1 million on exploration and development during the quarter;

•	Drilled eight wells in the quarter resulting in eight oil wells (100% success);

•	Commenced exploration drilling on North West Gharib concession;

•	Collected $45.1 million in accounts receivable from the Egyptian Government during the quarter;

•	Ended the quarter with $110.1 million in cash and cash equivalents; positive working capital of $271.5 million or $182.7 million net of debt (including convertible debentures);

•	Paid $0.10/share special dividend and $0.05/share quarterly dividend during the second quarter.

A conference call to discuss TransGlobe's 2014 second quarter results as presented was held on Wednesday, August 13, 2014 and can be accessed on the Company's website at http://www.trans-globe.com/investors/presentations-and-events.html

www.trans-globe.com

TSX: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2014	2013	% Change	2014	2013	% Change
Oil revenue	144,208	152,646	(6)	297,348	312,561	(5)
Oil revenue, net of royalties	76,040	76,223	—	154,406	155,589	(1)
Production and operating expense	19,025	17,529	9	38,603	32,061	20
General and administrative expense	6,844	6,319	8	13,852	13,419	3
Depletion, depreciation and amortization expense	12,233	12,060	1	25,398	23,240	9
Income taxes	17,861	19,416	(8)	37,142	43,337	(14)
Funds flow from operations*	43,185	32,887	31	75,672	68,892	10
Basic per share	0.58	0.45		1.02	0.93
Diluted per share	0.57	0.40		1.00	0.84
Net earnings	26,199	10,397	152	42,891	35,275	22
Net earnings - diluted	26,199	(183)	—	42,891	21,244	102
Basic per share	0.35	0.14		0.57	0.48
Diluted per share	0.35	—		0.57	0.26
Capital expenditures	17,490	19,295	(9)	31,855	37,488	(15)
Dividends paid	11,229	—	100	11,229	—	100
Dividends paid per share	0.15	—		0.15	—
Working capital	271,524	286,805	(5)	271,524	286,805	(5)
Long-term debt, including current portion	—	15,224	(100)	—	15,224	(100)
Convertible debentures	88,814	81,830	9	88,814	81,830	9
Common shares outstanding
Basic (weighted-average)	74,826	73,884	1	74,766	73,845	1
Diluted (weighted-average)	75,657	82,345	(8)	75,702	82,094	(8)
Total assets	705,859	670,996	5	705,859	670,996	5
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	16,112	18,417	(13)	17,083	18,209	(6)
Average sales volumes (Bopd)	16,485	18,539	(11)	17,204	18,225	(6)
Average price ($ per Bbl)	96.14	90.48	6	95.49	94.75	1
Operating expense ($ per Bbl)	12.68	10.39	22	12.40	9.72	28

2	Q2-2014

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 16,112 barrels of oil per day (“Bopd”) during the quarter which is down from Q1-2014 production of 18,067 Bopd.

In the Eastern Desert the Company began its exploration drilling program at NW Gharib on June 25, 2014. Oil was discovered in the first NW Gharib well in the Lower Nukhul immediately north of the Arta Lower Nukhul pool in West Gharib. In late August a second drilling rig will mobilize to NW Gharib, and both drilling rigs are expected to remain in NW Gharib through 2015. Year-to-date the Company has drilled 18 wells in the Eastern Desert resulting in 15 oil wells, one water injector and two wells which were plugged and suspended. The Company has commenced the Eastern Desert (NW Gharib, SW Gharib and SE Gharib) seismic acquisition program will includes 1,000+ square kilometers of 3-D seismic and 300+ kilometers of 2-D seismic.

Eastern Desert production continues to be impacted by the faulty progressive capacity pumps ("PCPs") at West Gharib. In early August, the first batch of replacement pumps arrived in the field. The 20 replacement pumps are the smaller pumps which could be flown to Egypt. The larger pumps have been manufactured and are expected to arrive (by sea) in August/September. It is expected that the replacement pumps will be installed and the field will be optimized by the end of the year provided the replacement pumps perform.

In the Western Desert the Company participated in three wells year-to-date at East Ghazalat, resulting in two oil wells and one dry hole. Drilling continues on North Dabaa 2 (appraisal well) with results expected later in August. The 400 square kilometer 3-D seismic acquisition program for the South Ghazalat block is expected to begin in 2015 upon completion of the Eastern Desert program.

Dated Brent oil prices averaged $108.95 in the second quarter of 2014. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $95.74 during the quarter. The Company had funds flow of $43.2 million and ended the quarter with positive working capital of $271.5 million or $182.7 million net of debt (the convertible debentures). The Company collected $45.1 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $182.7 million as at June 30, 2014.

The Company had net earnings in the quarter of $26.2 million, which included the reverse termination fee received from Caracal Energy Inc. of $9.3 million upon termination of the arrangement agreement. Net earnings also includes a $2.0 million non-cash unrealized gain on convertible debentures, which represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures.
TransGlobe paid a total of $11.2 million ($0.15/share) to its common shareholders during the second quarter of 2014 in the form of dividends which included a one-time special dividend of $7.5 million ($0.10/share) from the Caracal reverse termination fee. The Company intends to continue paying a quarterly dividend, and a third quarter dividend of $0.05/share has been approved by TransGlobe's board of directors. The third quarter dividend will be paid on September 30, 2014.
The Company remains in a strong financial position and is embarking on an exciting period of high potential exploration commencing with drilling at NW Gharib, in parallel with a large 3-D seismic acquisition program on the new concessions. The Company believes that the same structural configuration that created the pools found in the West Gharib and West Bakr concessions is present in the NW Gharib, SW Gharib and SE Gharib blocks, which will be tested over the next few years. In addition, the Company will continue to pursue business development opportunities both within and outside of Egypt.
Management and the board of directors remain committed to expanding the Company's portfolio of assets to increase returns to shareholders and mitigate the risks inherent in a concentrated portfolio, particularly political or economic concentration.

Q2-2014	3

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled two wells during the second quarter resulting in an oil well at Hana and an oil well at Arta (a side track of a dry hole which was plugged back and suspended in Q1). The Hana well is producing 100 Bopd from the main Markha pool and the Arta side track is producing 180 Bopd from the Upper Nukhul.
Subsequent to quarter-end, one additional well was drilled at Hana targeting the Markha as a water injector and a deeper exploratory test (TD of 8,888 feet) to evaluate the Thebes formation. The Thebes is a potential resource type project which is characterized as a thick (400+ feet) regional carbonate with low porosity which has produced small amounts of oil on test (reported short test of up to 200 Bopd) from exploration wells drilled in the area during the 1960’s and 70’s. The well encountered approximately 320 feet of low porosity Thebes and was cased as a potential Thebes oil well and future water injector for the main Hana Markha pool. A portion of the Thebes was cored (87 feet) and is being analyzed prior to designing a completion test. It is expected that the Thebes will be completed and tested in late 2014. If results from the Hana well are encouraging, additional test wells will be required to properly evaluate the potential resource recoveries and associated economics prior to a Thebes resource development. Based on internal mapping over the Hana development lease exclusively, it is estimated that the Thebes formation could contain 90 million barrels of Petroleum initially in Place (PIIP) on an un-risked deterministic basis.
Year-to-date the Company has drilled eight wells resulting in seven oil wells and one dry hole (subsequently side tracked) at West Gharib.
The rig is currently drilling a development well at Hana West prior to moving to the new North West Gharib concession for the balance of 2014.
Production
Production from West Gharib averaged 9,987 Bopd to TransGlobe during the second quarter, a 10% (1,113 Bopd) decrease from the previous quarter.
Production to TransGlobe averaged 9,422 Bopd in July.
Production at West Gharib continues to be adversely impacted by a combination of premature failures of new progressive cavity pumps (“PCPs”) and increased water cuts associated with natural declines. The manufacturer of the failed PCPs has completed a detailed review of the failed pumps and the manufacturing process for the pumps. Subsequent to the review, the manufacturer has modified its processes and advised the Company that they will provide replacements at no cost to the Company for the forty pumps which were supplied during the past year. The new pumps are manufactured, with the first batch of 20 pumps arriving in country in late July and in the field in early August following testing by the manufacturer in Egypt. The remaining 20 pumps (larger pumps) are scheduled to arrive by sea in Egypt in August/September. In addition, the Company placed a special order for nine replacement pumps from the Company’s previous pump supplier which were manufactured and are scheduled to arrive in Egypt in late August. It is expected that the replacement pumps will be installed and field optimization will be completed by the end of the year provided the replacement pumps perform. The installation of the new pumps should allow the Company to restore 800 to 1,000 Bopd of shut-in and curtailed production.

Quarterly West Gharib Production (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross production rate	9,987	11,100	11,983	12,274
TransGlobe working interest	9,987	11,100	11,983	12,274
TransGlobe net (after royalties)	5,950	6,350	6,600	6,865
TransGlobe net (after royalties and tax)*	4,405	4,562	4,592	4,812
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled three wells in the second quarter resulting in two oil wells (H-field and K-field) and one H-field water injector. The H-field oil well encountered three Yusr zones (A, B & C) and was initially completed in the lower most Yusr C zone which is awaiting additional perforations due to poor inflow. The K-field well was completed in the main Asl A zone and placed on production at an initial rate of 480 Bopd in July.

Subsequent to quarter end, the Company drilled two oil wells (H-field and K-field) which are scheduled for completion during the third quarter.

Year to date the Company has drilled eight wells resulting in seven oil wells and one water injection well at West Bakr. The drilling rig is currently shut down for scheduled maintenance prior to drilling in M-field and is expected to remain working in West Bakr throughout 2014.

4	Q2-2014

Production
Production from West Bakr averaged 5,182 Bopd to TransGlobe during the second quarter, a 10% (575 Bopd) decrease from the previous quarter. Production decreases are primarily attributed to an increase in well servicing and lower production from multi zone new wells. The wells were completed in the deeper formations first (which have lower productivity due to thinner zones and structural proximity to water).

Production averaged 4,946 Bopd in July.

During the second quarter the Company contracted an additional workover rig to conduct an initial 10 well remedial program to re-enter suspended oil wells, evaluate un-swept oil potential, and recomplete/equip wells for production. The first well (H-field) was recompleted and placed on production in late July at an initial rate of 450 Bopd. Concurrently the Company has commenced a program to install larger pump jacks on higher volume producers to optimize well performance. The first three larger pump jacks were received and installed in late June with an additional three pump jacks installed in July. The initial three wells are producing an additional 180 Bopd (60 Bopd/well) with further optimization planned for August. The remaining fourteen large volume pump jacks are expected to be installed over the balance of 2014.

Quarterly West Bakr Production (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross production rate	5,182	5,757	5,521	5,393
TransGlobe working interest	5,182	5,757	5,521	5,393
TransGlobe net (after royalties)	1,843	2,024	2,026	1,488
TransGlobe net (after royalties and tax)*	1,471	1,611	1,631	1,102
* Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest)

Operations and Exploration
In June, the Company mobilized a drilling rig to the first exploration well on the North West Gharib (“NWG”) concession (NWG 1) which began drilling on June 25th.

Subsequent to the quarter two wells were drilled resulting in an oil well at NWG 1 and a suspended well at NWG 2. Oil was discovered at NWG 1 in the Lower Nukhul immediately north of the West Gharib main Arta Lower Nukhul pool. Approximately 33 feet of net oil pay was identified on well logs and the well was cased for completion as a future oil producer. NWG 2 was unable to reach the target formation due to a combination of swelling shales and lost circulation. The well has been plugged back to the base of surface casing and suspended as a potential future side track candidate. The drilling rig is currently drilling a Nukhul prospect at NWG 3 located approximately two kilometers north east of NWG 2.

In August the Company will move a second drilling rig (currently drilling at West Gharib) to NWG 10, which is targeting a deeper Markha/Rudeis exploration target on the southeast corner of the concession.

Both drilling rigs are currently scheduled to remain in NWG through 2015. A map showing the approximate locations of NWG 1 through 18 is available on the Company website at http://www.trans-globe.com/operations/egypt/nw-gharib.html.

The Company has identified 79 drilling locations based on existing 3-D seismic and geological modeling of the area. Based on current mapping the Company has internally estimated a prospective resource of 71 million barrels on an un-risked deterministic basis for the NWG block. The 2014 drilling program will target up to 58 million barrels of the total 71 million barrels of prospective resource identified to date. The following table summarizes the prospects that will be tested in 2014.

Wells	Description	Prospective Resources * (millions of barrels)	Chance of Success
NWG 1, 2, 3, 4, 5, 7	Nukhul Pools proximal to Arta / East Arta	6.9	40 to 60%
NWG 6	Nukhul structure	11.8	16%
NWG 8	Nukhul structure	1.9	24%
NWG 9	Nukhul structure	1.8	12%
NWG 10	Markhu / Rudeis structure	33.0	15%
NWG 11	Nukhul structure	3.0	35%
NWG 12 to 18	Appraisal wells to NWG 1 to 5, 7	—
Planned 2014 drilling program		58.4
* Internally estimated on an un-risked deterministic basis.

Q2-2014	5

New Exploration Blocks, Eastern & Western Desert (100% working interest, operated)
Exploration Seismic
Based on surface and remote-sensing mapping, the Company believes the same structural configuration that created the pools found in the West Gharib concession is present in the NWG, SW Gharib (“SWG”) and SE Gharib (“SEG”) blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. The Company has identified an additional 15 areas of interest (“leads”) in the NWG block, four leads on the SWG block and two leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program.

The Company has approved and commenced a large (1,000+ square kilometers of 3-D and 300+ kilometers of 2-D) seismic acquisition program for the Eastern Desert to be followed with an additional 400+ square kilometers of 3-D seismic acquisition in the Western Desert (South Ghazalat concession). It is expected the total seismic acquisition program will be completed by the second quarter of 2015 at an estimated cost of $36 million.

East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
The Company participated in one oil well during the second quarter. Year-to-date the Company has participated in three wells resulting in two Safwa oil wells and one dry hole. Drilling commenced on the 14,500 foot North Dabaa 2 appraisal well with results expected in late August. The North Dabaa 1 discovery well tested natural gas/condensate from the Khatatba formation (press release November 13, 2013). Following the North Dabaa 2 appraisal well, the rig is scheduled to move to the Safwa development lease to drill the first horizontal development well targeting the Upper Bahariya in the Safwa field.

Production
Production from East Ghazalat averaged 1,573 Bopd (786 Bopd to TransGlobe) during the second quarter, a 352 Bopd (81%) increase to TransGlobe from the previous quarter. Production increases are attributed to the new Safwa producer which effectively doubled field production in mid-March.

The Safwa field production averaged 1,374 Bopd (687 Bopd to TransGlobe) in July.

Quarterly East Ghazalat Production (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross production rate	1,573	868	670	421
TransGlobe working interest	786	434	335	211
TransGlobe net (after royalties)	395	218	168	106
TransGlobe net (after royalties and tax)*	315	174	134	84
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company has not provided guidance for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells primarily in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval that the final exploration period for approximately 800 square kilometers of the concession (which has been deemed non accessible by the military due to ongoing training and other activities in the area) has been suspended effective July 8, 2012. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands and the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company continues to actively engage the military to find solutions to obtain access to the remaining concession area.

REPUBLIC OF YEMEN
Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the second quarter.

6	Q2-2014

Production
Sales production from Block 32 averaged 841 Bopd (116 Bopd to TransGlobe) during the second quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the second quarter averaged 1,133 Bopd (156 Bopd to TransGlobe) which is approximately 17% higher than the previous quarter. Production in 2014 continues to be partially impacted due to pipeline and general service/supply interruptions.
Production from the block averaged 1,594 Bopd (220 Bopd to TransGlobe) during July.

Quarterly Block 32 Production and Sales (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	1,133	968	1,995	2,310
Gross sales production rate	841	938	2,718	1,673
TransGlobe working interest	116	130	375	231
TransGlobe net (after royalties)	91	103	283	169
TransGlobe net (after royalties and tax)*	83	94	256	150
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled during the quarter. The joint venture partners initially approved the Gabdain #3 exploration well in the 2013 budget, subject to the resolution of logistic/security issues in the area which have not been resolved to date. The well is included in the 2014 exploration budget subject to resolution of tribal issues in the area.

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the second quarter.
Production
Sales production from Block S-1 averaged 1,652 Bopd (413 Bopd to TransGlobe) during the second quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
Field production was zero during the second quarter due to an attack on the sales pipeline on February 24, 2014. The pipeline attack related primarily to unresolved contractor issues with local tribes which were under negotiation. The operator made progress on a number of labor issues during the second quarter and repaired the pipeline in early July. The pipeline was attacked a few days later and remains shut in pending resolution of additional labor issues. When a settlement is reached it is expected that the operations and production will commence within a few days.

Quarterly Block S-1 Production and Sales (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	—	2,568	1,624	—
Gross sales production rate	1,652	2,044	—	—
TransGlobe working interest	413	511	—	—
TransGlobe net (after royalties)	288	357	—	—
TransGlobe net (after royalties and tax)*	257	318	—	—
* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

Q2-2014	7

MANAGEMENT'S DISCUSSION AND ANALYSIS
August 11, 2014
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2014 and 2013 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2013 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

8	Q2-2014

DIVIDENDS
On August 11, 2014, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
September 11, 2014	September 15, 2014	September 30, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The Company believes that it is well positioned to sustain a quarterly dividend payment, and intends to approve and declare regular quarterly dividends on a go-forward basis.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The quarterly dividend declared on August 11, 2014 has been designated as an eligible dividend under the Income Tax Act (Canada).
MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2014 Outlook
Production guidance for 2014 is under review due to prolonged pump issues at West Gharib and continued tribal issues in Yemen.
Production sales to June 30, 2014 averaged 17,204 Bopd with July production averaging 15,275 Bopd.
It is expected that third quarter production will be in the 15,000 Bopd range. Due to the timing uncertainties to restore production at West Gharib and Yemen, it is difficult to predict fourth quarter production increases at this time. Fourth quarter production guidance will be provided when the timing of replacement pump installation/optimization and performance has been established.
Should production remain in the 15,000 Bopd range for the balance of the year, total production for 2014 would average approximately 16,000 Bopd for 2014.
With production at 15,000 Bopd for the balance of the year (16,000 Bopd average for 2014), funds flow from operations would be approximately $126.5 million ($117 million excluding the $9.3 termination fee from Caracal) assuming an average Dated Brent oil price of $100/Bbl for the balance of the year. The funds flow sensitivity to a $10/Bbl change in Brent for the balance of the year is approximately $6 million.

2014 Capital Budget	Six Months Ended	2014
($ millions)	June 30, 2014	Capital Budget
Egypt	30.4	93.6
Yemen	1.0	6.4
Corporate	0.4	-
	31.8	100.0
As at June 30, 2014 the Company had spent approximately 32% of the 2014 budget. Capital spending is forecast to increase in the second half of 2014 with the addition of a third drilling rig (late June) and a large seismic acquisition program (commencing in August) in the Eastern Desert.
Although the Company’s capital budget remains at $100.0 million, it is expected that $85.0 - $90.0 million will be invested in Egypt during 2014, with minimal investment in Yemen due to tribal issues.
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in up to 51 wells in 2014. The Company intends to fund it entire 2014 capital budget through the use of working capital and cash generated by operating activities.

ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Q2-2014	9

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2014	2013	2014	2013
Cash flow from operating activities	33,467	16,347	36,678	68,247
Changes in non-cash working capital	9,718	16,540	38,994	645
Funds flow from operations*	43,185	32,887	75,672	68,892
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

10	Q2-2014

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014		2013				2012
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	16,112	18,067	18,519	18,197	18,417	18,001	17,875	18,143
Average sales volumes (Bopd)	16,485	17,932	18,213	18,109	18,539	17,909	19,148	17,124
Average price ($/Bbl)	96.14	94.89	96.10	97.18	90.48	99.21	98.70	96.88
Oil sales	144,208	153,140	161,035	161,900	152,646	159,915	173,864	152,624
Oil sales, net of royalties	76,040	78,366	81,196	78,531	76,223	79,366	92,281	74,540
Cash flow from operating activities	33,467	3,211	109,226	22,035	16,347	51,900	65,250	2,368
Funds flow from operations*	43,185	32,487	36,743	33,483	32,887	36,005	46,839	35,397
Funds flow from operations per share
- Basic	0.58	0.44	0.49	0.45	0.45	0.49	0.63	0.49
- Diluted	0.57	0.43	0.49	0.44	0.40	0.44	0.57	0.47
Net earnings	26,199	16,692	6,893	16,344	10,397	24,878	34,836	11,774
Net earnings (loss) - diluted	26,199	16,692	6,893	16,344	(183)	21,427	32,156	11,774
Net earnings per share
- Basic	0.35	0.22	0.09	0.22	0.14	0.34	0.48	0.16
- Diluted	0.35	0.22	0.09	0.22	—	0.26	0.39	0.16
Dividends paid	11,229	—	—	—	—	—	—	—
Dividends paid per share	0.15	—	—	—	—	—	—	—

Total assets	705,859	692,341	675,800	723,708	670,996	672,675	653,425	635,529
Cash and cash equivalents	110,057	107,607	122,092	128,162	101,435	112,180	82,974	45,732
Convertible debentures	88,814	87,765	87,539	85,300	81,830	93,842	98,742	102,920
Total long-term debt, including
current portion	—	—	—	39,040	15,224	17,097	16,885	31,878
Debt-to-funds flow ratio**	0.6	0.6	0.6	0.8	0.6	0.7	0.8	1.0
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2014, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at June 30, 2014;

•
Reported net earnings of $26.2 million, which includes the $9.3 million reverse termination fee received from Caracal Energy Inc. ("Caracal") upon termination of the arrangement agreement between TransGlobe and Caracal and $2.0 million in an unrealized gain on the convertible debenture;

•	Experienced a decrease in oil sales compared to Q1-2014 and Q2-2013 primarily as a result of decreased sales volumes, which was partially offset by increased oil prices;

•
Achieved funds flow from operations of $43.2 million, which represents a significant increase from both the prior quarter and Q2-2013. Funds flow from operations is elevated in the current quarter due to the receipt of the reverse termination fee from Caracal in the amount of $9.3 million;

•
Experienced an increase in cash flow from operating activities as compared to Q1-2014, which is mostly due to the reverse termination fee received from Caracal along with higher collections on accounts receivable balances;

•	Spent $17.5 million on capital programs, which was funded entirely with funds flow from operations and cash on hand; and

•	Paid a special dividend of $0.10/share and a quarterly dividend of $0.05/share during the second quarter of 2014.

Q2-2014	11

2014 TO 2013 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2013 net earnings	10,397	0.14
Cash items
Volume variance	(17,843)	(0.23)	(171)
Price variance	9,405	0.12	90
Royalties	8,255	0.11	79
Expenses:
Production and operating	(1,496)	(0.02)	(14)
Cash general and administrative	85	—	1
Exploration	(156)	—	(2)
Current income taxes	2,939	0.04	28
Realized foreign exchange gain (loss)	(43)	—	—
Interest on long-term debt	350	—	3
Other income	9,152	0.12	88
Total cash items variance	10,648	0.14	102
Non-cash items
Unrealized foreign exchange gain	(5,288)	(0.07)	(51)
Depletion, depreciation and amortization	(173)	—	(2)
Unrealized gain (loss) on financial instruments	(7,105)	(0.09)	(68)
Impairment loss	19,710	0.26	190
Stock-based compensation	(610)	(0.01)	(6)
Deferred income taxes	(1,384)	(0.02)	(13)
Amortization of deferred financing costs	4	—	—
Total non-cash items variance	5,154	0.07	50
Q2-2014 net earnings	26,199	0.35	152
* Diluted earnings per share for Q2-2013 is presented prior to the dilutive effect of the convertible debentures in that period.
Net earnings increased to $26.2 million in Q2-2014 compared to $10.4 million in Q2-2013. The earnings impact of decreased volumes was almost completely offset by increased prices and reduced royalty costs. The largest earnings variance item from Q2-2013 to Q2-2014 relates to the impairment loss recorded on the Company's South Mariut assets in Q2-2013 in the amount of $19.7 million, for which there was no corresponding impairment loss recorded in Q2-2014. The reverse termination fee received from Caracal in the amount of $9.3 million (included in other income) also created a positive earnings variance from Q2-2013 to Q2-2014. Partially offsetting these positive earnings variances was a decrease in the mark-to-market gain on convertible debentures along with a foreign exchange loss of $3.1 million in Q2-2014 compared to a gain of $2.2 million in Q2-2013.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014		2013
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	108.95	108.18	109.27	110.27	102.44
U.S./Canadian Dollar average exchange rate	1.091	1.103	1.050	1.039	1.023

The price of Dated Brent oil averaged 1% higher in Q2-2014 compared with Q1-2014. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

12	Q2-2014

Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government. The Company is in continual discussions with the Egyptian Government to improve the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first six months of 2014, the Company collected $74.5 million in accounts receivable from the Egyptian Government.
The Egyptian government recently implemented higher gasoline, diesel and natural gas prices, effectively reducing the subsidies carried by the government. These price increases are expected to have a material impact on Egypt’s current budget deficit and are also expected to enable the Egyptian government to make more timely payments for its purchases of oil and gas from international oil companies. Given the political sensitivity of the reduction of fuel subsidies, it is extremely encouraging to see the Egyptian Government take decisive action in this regard. The fact that the newly formed government is willing to take actions that may not be popular from a political perspective to improve the Egyptian economy is viewed as very positive by TransGlobe.

In an effort to expand the Company’s exploration opportunities in Egypt, TransGlobe submitted a bid on a single exploration block on July 3, 2014 in the EGPC bid round. It is expected that the blocks will be awarded to successful bidders during this year.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Egypt	15,956	18,111	16,619	17,890
Yemen	156	306	464	319
Total Company	16,112	18,417	17,083	18,209

Sales Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Egypt	15,956	18,111	16,619	17,890
Yemen	529	428	585	335
Total Company	16,485	18,539	17,204	18,225

Netback
Consolidated

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	297,348	95.49	312,561	94.75
Royalties	142,942	45.90	156,972	47.59
Current taxes	37,997	12.20	44,116	13.37
Production and operating expenses	38,603	12.40	32,061	9.72
Netback	77,806	24.99	79,412	24.07

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	144,209	96.14	152,646	90.48
Royalties	68,169	45.44	76,423	45.30
Current taxes	18,103	12.07	21,042	12.47
Production and operating expenses	19,025	12.68	17,529	10.39
Netback	38,912	25.95	37,652	22.32

Q2-2014	13

Egypt

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	285,963	95.07	306,034	94.51
Royalties	139,721	46.45	154,496	47.71
Current taxes	37,153	12.35	43,326	13.38
Production and operating expenses	32,292	10.74	28,081	8.67
Netback	76,797	25.53	80,131	24.75

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	139,020	95.74	148,545	90.13
Royalties	66,699	45.94	74,852	45.42
Current taxes	17,718	12.20	20,536	12.46
Production and operating expenses	15,985	11.01	15,350	9.31
Netback	38,618	26.59	37,807	22.94
The netback per Bbl in Egypt increased 16% and 3%, respectively, in the three and six months ended June 30, 2014 compared with the same periods of 2013. The main driver of the increased netbacks was the effect of a 6% and 1% increase in realized oil prices, respectively, in the three and six months ended June 30, 2014 compared with the same periods of 2013. Production and operating expenses increased by $1.70/Bbl and $2.07/Bbl, respectively, which was principally a result of increased well servicing costs relating to faulty progressive cavity pumps at West Gharib, along with increased costs at West Bakr associated with replacing pump jacks that are at the end of their life cycles. The increase in production and operating expenses resulted in a decrease in the amount of royalties and current taxes as a percentage of revenue per Bbl for the three and six months ended June 30, 2014 as compared to the same periods in 2013. Total government take (royalties and current taxes) as a percentage of revenue was 61% and 62%, respectively, for the three and six months ended June 30, 2014 compared with 64% and 65%, respectively, for the same periods of 2013.
The average selling price during the three months ended June 30, 2014 was $95.74/Bbl, which represents a gravity/quality adjustment of approximately $13.21/Bbl to the average Dated Brent oil price for the period of $108.95/Bbl.

Yemen

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	11,385	107.52	6,527	107.64
Royalties	3,221	30.42	2,476	40.83
Current taxes	844	7.97	790	13.03
Production and operating expenses	6,311	59.60	3,980	65.64
Netback	1,009	9.53	(719)	(11.86)

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	5,189	107.79	4,101	105.29
Royalties	1,470	30.54	1,571	40.34
Current taxes	385	8.00	506	12.99
Production and operating expenses	3,040	63.15	2,179	55.95
Netback	294	6.10	(155)	(3.99)
In Yemen, the Company experienced netbacks per Bbl of $6.10 and $9.53, respectively, in the three and six months ended June 30, 2014. Production and operating expenses remain at elevated levels on a per Bbl basis in 2014 as a result of production shut-ins on Block S-1 and Block 32 during the first half of the year. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. These operating costs will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 36% in the three and six months ended June 30, 2014, compared with 51% and 50%, respectively, in the same periods of 2013. The reduced government take is the result of the recovery of cost pools that were built up during periods when production was shut-in.

14	Q2-2014

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,708	4.72	12,706	3.85
Stock-based compensation	2,728	0.88	2,562	0.78
Capitalized G&A and overhead recoveries	(3,584)	(1.15)	(1,849)	(0.56)
G&A (net)	13,852	4.45	13,419	4.07

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,898	4.60	5,799	3.44
Stock-based compensation	1,894	1.26	1,284	0.76
Capitalized G&A and overhead recoveries	(1,948)	(1.30)	(764)	(0.45)
G&A (net)	6,844	4.56	6,319	3.75
G&A expenses (net) increased 22% and 9%, respectively, in the three and six months ended June 30, 2014 compared with the same periods in 2013. G&A (gross) was elevated in the three and six months ended June 30, 2014 mostly due to an increase in banking fees associated with the letters of credit ($60.2 million) required to backstop the Company's financial commitments under the PSCs that were ratified in late 2013 in Egypt. These banking fees were capitalized in their respective concessions, which is the reason for the increased capitalized G&A. Stock-based compensation has increased in both the three and six months periods ended June 30, 2014 compared to the same periods in 2013 mostly as a result of the issuance of restricted share units, performance share units and deferred share units during Q2-2014.

FINANCE COSTS
Finance costs for the three and six months ended June 30, 2014 were $1.9 million and $3.8 million, respectively (2013 - $2.2 million and $4.4 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2014 were $1.3 million and $2.6 million, respectively (2013 - $1.4 million and $2.9 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility thus far in 2014 as compared to 2013.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Interest expense	$1,579	$1,929	$3,195	$3,869
Amortization of deferred financing costs	279	283	555	545
Finance costs	$1,858	$2,212	$3,750	$4,414
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2014 (June 30, 2013 - $18.5 million). The term of the facility extends to December 31, 2017 and the borrowing base is currently $100.0 million. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn or utilized under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.89 per common share. Under certain circumstances the debentures may also be redeemed by the Company. The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

Q2-2014	15

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	24,030	7.99	22,430	6.93
Yemen	1,150	10.86	634	10.46
Corporate	218	—	176	—
	25,398	8.16	23,240	7.05

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,660	8.03	11,540	7.00
Yemen	448	9.31	432	11.09
Corporate	125	—	88	—
	12,233	8.15	12,060	7.15
In Egypt, DD&A increased 15% on a per Bbl basis for the three and six month periods ended June 30, 2014 compared to the same periods in 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt along with increased future capital costs at West Bakr.
In Yemen, DD&A decreased 16% on a per Bbl basis for the three months ended June 30, 2014 and remained relatively consistent on a per Bbl basis for the six months ended June 30, 2014 compared to the same periods in 2013. The decrease in the three month period ended June 30, 2014 is mostly due to the fact that Block S-1 recorded sales during the second quarter of 2014 and did not during the second quarter of 2013. Block S-1 carries a lower depletion rate on a per Bbl basis than Block 32 and therefore caused a decrease in the consolidated Yemen depletion rate for the three months ended June 30, 2014.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2014	2013
Egypt	30,445	36,093
Yemen	984	1,377
Corporate	426	18
Total	31,855	37,488

In Egypt, total capital expenditures in the first six months of 2014 were $30.4 million (2013 - $36.1 million). During the first six months of the year, the Company drilled seven wells at West Gharib (four oil wells and one dry hole at Arta, one oil well at East Arta, and one oil well at Hana). The Company also drilled six oil wells at West Bakr and two oil wells and one dry hole at East Ghazalat.

OUTSTANDING SHARE DATA
As at June 30, 2014, the Company had 74,931,494 common shares issued and outstanding and 6,467,467 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,467,467 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at June 30, 2014 (December 31, 2013 - 0.6). This is within the Company’s internal guidance of no more than 2.0 times.

16	Q2-2014

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2014 and 2013:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2014	2013
Cash sourced
Funds flow from operations*	75,672	68,892
Exercise of stock options	1,606	500
	77,278	69,392
Cash used
Capital expenditures	31,855	37,488
Dividends paid	11,229	—
Deferred financing costs	—	2,205
Transfer to restricted cash	1	1
Finance costs	4,056	3,558
Other	639	1,517
	47,780	44,769
	29,498	24,623
Changes in non-cash working capital	(41,533)	(6,162)
Increase in cash and cash equivalents	(12,035)	18,461
Cash and cash equivalents – beginning of period	122,092	82,974
Cash and cash equivalents – end of period	110,057	101,435
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by cash generated by operating activities. The Company expects to fund its 2014 exploration and development program of $100.0 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2014, the Company had working capital of $271.5 million (December 31, 2013 - $242.0 million). The increase to working capital in Q2-2014 is principally the result of an increase in accounts receivable combined with a decrease in accounts payable, which was partially offset by a decrease in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2014, TransGlobe had $100.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.2 million of the facility in the form of letters of credit.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	32,753	32,753	—	—	—
liabilities
Convertible debentures	Yes-Liability	88,814	—	88,814	—	—
Office, equipment and drilling rig leases	No	19,638	13,870	2,571	1,964	1,233
Minimum work commitments[3]	No	60,988	750	60,238	—	—
Total		202,193	47,373	151,623	1,964	1,233

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2014 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office, equipment and drilling rig leases.

Q2-2014	17

Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2014.

CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

18	Q2-2014

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2014	2013	2014	2013

REVENUE
Oil sales, net of royalties	5	$76,040	$76,223	$154,406	$155,589
Finance revenue	6	85	183	182	229
Other revenue	7	9,250	—	9,250	—
		85,375	76,406	163,838	155,818

EXPENSES
Production and operating		19,025	17,529	38,603	32,061
General and administrative		6,844	6,319	13,852	13,419
Foreign exchange (gain) loss		3,121	(2,210)	11	(3,728)
Finance costs	6	1,858	2,212	3,750	4,414
Exploration		227	71	665	178
Depletion, depreciation and amortization		12,233	12,060	25,398	23,240
Unrealized (gain) loss on financial instruments	13	(1,993)	(9,098)	1,526	(12,088)
Impairment of exploration and evaluation assets		—	19,710	—	19,710
		41,315	46,593	83,805	77,206

Earnings before income taxes		44,060	29,813	80,033	78,612
Income tax expense (recovery) - current		18,103	21,042	37,997	44,116
- deferred		(242)	(1,626)	(855)	(779)
		17,861	19,416	37,142	43,337
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD		$26,199	$10,397	$42,891	$35,275

Earnings per share	17
Basic		$0.35	$0.14	$0.57	$0.48
Diluted		$0.35	$—	$0.57	$0.26
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2014	19

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2014	December 31, 2013

ASSETS
Current
Cash and cash equivalents	8	$110,057	$122,092
Accounts receivable		182,724	148,284
Prepaids and other		10,710	8,460
Product inventory	9	786	1,525
		304,277	280,361
Non-Current
Restricted cash		1,547	1,546
Deferred financing costs	12	2,123	2,678
Intangible exploration and evaluation assets	10	92,619	89,991
Property and equipment
Petroleum properties	11	292,463	288,756
Other assets	11	4,650	4,288
Goodwill		8,180	8,180
		$705,859	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities		$32,753	$38,392
		32,753	38,392
Non-Current
Convertible debentures	13	88,814	87,539
Deferred taxes		48,008	48,863
Other long-term liabilities		760	816
		170,335	175,610

SHAREHOLDERS' EQUITY
Share capital	15	162,723	160,561
Contributed surplus		17,202	15,692
Retained earnings		355,599	323,937
		535,524	500,190
		$705,859	$675,800
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

20	Q2-2014

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2014	2013	2014	2013

Share Capital
Balance, beginning of period		$161,531	$159,259	$160,561	$158,721
Stock options exercised		890	104	1,606	500
Transfer from contributed surplus on exercise of options		302	38	556	180
Balance, end of period		$162,723	$159,401	$162,723	$159,401

Contributed Surplus
Balance, beginning of period		$16,310	$12,879	$15,692	$11,714
Stock-based compensation expense	16	1,194	1,503	2,066	2,810
Transfer to share capital on exercise of options		(302)	(38)	(556)	(180)
Balance, end of period		$17,202	$14,344	$17,202	$14,344

Retained Earnings
Balance, beginning of period		$340,629	$290,303	$323,937	$265,425
Net earnings and total comprehensive income		26,199	10,397	42,891	35,275
Dividends	18	(11,229)	—	(11,229)	—
Balance, end of period		$355,599	$300,700	$355,599	$300,700
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2014	21

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2014	2013	2014	2013
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period		$26,199	$10,397	$42,891	$35,275
Adjustments for:
Depletion, depreciation and amortization		12,233	12,060	25,398	23,240
Deferred lease inducement		113	113	218	228
Impairment of exploration and evaluation costs		—	19,710	—	19,710
Stock-based compensation		1,894	1,284	2,728	2,562
Finance costs	6	1,858	2,212	3,750	4,414
Income tax expense		17,861	19,416	37,142	43,337
Unrealized (gain) loss on financial instruments	13	(1,993)	(9,098)	1,526	(12,088)
Unrealized (gain) loss on foreign currency translation		3,123	(2,165)	16	(3,670)
Income taxes paid		(18,103)	(21,042)	(37,997)	(44,116)
Changes in non-cash working capital	20	(9,718)	(16,540)	(38,994)	(645)
Net cash generated by (used in) operating activities		33,467	16,347	36,678	68,247

INVESTING
Additions to intangible exploration and evaluation assets	10	(2,506)	(1,040)	(3,702)	(4,516)
Additions to petroleum properties	11	(14,183)	(18,229)	(27,263)	(32,906)
Additions to other assets	11	(801)	(26)	(890)	(66)
Changes in restricted cash		—	—	(1)	(1)
Changes in non-cash working capital	20	(2,854)	(4,624)	(2,539)	(5,517)
Net cash generated by (used in) investing activities		(20,344)	(23,919)	(34,395)	(43,006)

FINANCING
Issue of common shares for cash	15	890	104	1,606	500
Financing costs		—	(2,155)	—	(2,205)
Interest paid		(209)	(185)	(4,056)	(3,558)
Dividends paid	18	(11,229)	—	(11,229)	—
Increase (decrease) in other long-term liabilities		(140)	(141)	(270)	(285)
Net cash generated by (used in) financing activities		(10,688)	(2,377)	(13,949)	(5,548)
Currency translation differences relating to cash and cash equivalents		15	(796)	(369)	(1,232)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,450	(10,745)	(12,035)	18,461

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		107,607	112,180	122,092	82,974

CASH AND CASH EQUIVALENTS, END OF PERIOD		$110,057	$101,435	$110,057	$101,435
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

22	Q2-2014

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2014 and December 31, 2013 and for the periods ended June 30, 2014 and 2013
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of June 30, 2014. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2013 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 11, 2014.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2013, except for the new accounting policies described in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

Q2-2014	23

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$110,057	$110,057	$122,092	$122,092
Loans and receivables	184,271	184,271	149,830	149,830
Financial liabilities at fair value through profit or loss	88,814	88,814	87,539	87,539
Other liabilities	32,753	32,753	38,392	38,392
Assets and liabilities at June 30, 2014 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The political transition and resultant economic malaise in the country that began in 2011 combined with the Company's increased production during this period have resulted in irregular collection of accounts receivable from the Egyptian Government and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at June 30, 2014
Neither impaired nor past due	$43,904
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	21,582
31-60 days	23,097
61-90 days	21,125
Over 90 days	73,016
In Egypt, the Company sold all of its 2014 and 2013 production to one purchaser. In Yemen, the Company sold all of its 2014 Block 32 production to one purchaser, and all of its 2013 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2014 and 2013. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
5. OIL REVENUE

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Oil sales	$144,208	$152,646	$297,348	$312,561
Less: Royalties	68,168	76,423	142,942	156,972
Oil sales, net of royalties	$76,040	$76,223	$154,406	$155,589

24	Q2-2014

6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Interest expense	$1,579	$1,929	$3,195	$3,869
Amortization of deferred financing costs	279	283	555	545
Finance costs	$1,858	$2,212	$3,750	$4,414

7. OTHER REVENUE
On April 14, 2014, TransGlobe announced the termination of the arrangement agreement dated March 15, 2014 to merge with Caracal Energy Inc. (LSE:CRCL) ("Caracal") by way of an exchange of shares. Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding common shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.3 million in accordance with the terms of the agreement. The reverse termination fee has been presented as other revenue on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.

8. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2014	December 31, 2013
Cash	$110,057	$82,051
Cash equivalents	—	40,041
	$110,057	$122,092
9. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
10. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2013	$89,991
Additions	3,702
Transfers to petroleum properties	(1,074)
Balance at June 30, 2014	$92,619
11. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2013	$444,128	$10,821	$454,949
Additions	27,263	890	28,153
Transfers from exploration and evaluation assets	1,074	—	1,074
Balance at June 30, 2014	$472,465	$11,711	$484,176

Accumulated depletion, depreciation, amortization and impairment losses at	$155,372	$6,533	$161,905
December 31, 2013
Depletion, depreciation and amortization for the period	24,630	528	25,158
Balance at June 30, 2014	$180,002	$7,061	$187,063

Net Book Value
At December 31, 2013	$288,756	$4,288	$293,044
At June 30, 2014	$292,463	$4,650	$297,113

Q2-2014	25

12. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2014, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $100.0 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at June 30, 2014 and December 31, 2013 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
13. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2013	$87,539
Fair value adjustment	1,526
Foreign exchange adjustment	(251)
Balance at June 30, 2014	$88,814
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.89 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.61 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2014 the convertible debentures were trading at a price of C$97.00 for a C$100.00 par value debenture. As a result, the Company has recognized a net expense of $1.5 million for the six months ended June 30, 2014.

14. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office, equipment and drilling rig leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2014.

26	Q2-2014

15. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	74,600	$160,561	73,794	$158,721
Stock options exercised	332	1,606	806	372
Share-based compensation on exercise	—	556	—	1,468
Balance, end of period	74,932	$162,723	74,600	$160,561
16. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the stock option plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,871	9.51	5,110	8.19
Granted	1,208	7.34	2,175	9.17
Exercised	(332)	5.30	(806)	3.50
Forfeited	(279)	10.96	(608)	5.59
Options outstanding, end of period	6,468	9.26	5,871	9.51
Options exercisable, end of period	3,405	9.71	2,621	8.80
Compensation expense of $2.1 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2014 (2013 - $2.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2014, employees exercised 332,000 (2013 – 101,000) stock options. The fair value related to these options was $0.6 million, (2013 - $0.2 million) at time of grant and has been transferred from contributed surplus to share capital. As at June 30, 2014 and December 31, 2013, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and may only be issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.

Q2-2014	27

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2014:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	—	—	—
Granted	289	281	68
Forfeited	—	—	—
Units outstanding, end of period	289	281	68
Compensation expense of $0.7 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the six month period ended June 30, 2014 in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company had issued share appreciation rights (“units”) under a share appreciation rights plan, which was cancelled effective January 30, 2014. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vested one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted had an expiry five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	70	5.62	153	7.80
Exercised	(60)	4.61	—	—
Forfeited	(10)	11.65	(83)	9.64
Units outstanding, end of period	—	—	70	5.62
Units exercisable, end of period	—	—	70	5.62
For the six month periods ended June 30, 2014 and June 30, 2013, immaterial compensation expense recoveries were recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income in respect of cash-settled share-based payment transactions.
17. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2014	2013	2014	2013
Net earnings	$26,199	$10,397	$42,891	$35,275
Dilutive effect of convertible debentures	—	(10,580)	—	(14,031)
Diluted net earnings	$26,199	$(183)	$42,891	$21,244
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2014	2013	2014	2013
Weighted average number of shares outstanding	74,826	73,884	74,732	73,845
Dilutive effect of stock options	831	1,987	936	1,775
Dilutive effect of convertible debentures	—	6,474	—	6,474
Weighted-average number of diluted shares outstanding	75,657	82,345	75,668	82,094

28	Q2-2014

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2014, the Company excluded 4,466,700 and 4,201,700 stock options (2013 – 4,619,800 and 4,382,800, respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
18. DIVIDENDS
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, which were paid in cash on May 28, 2014 and June 30, 2014, respectively. On August 11, 2014, the Board of Directors declared a quarterly dividend of $0.05 per common share, which is payable in cash on September 30, 2014 to shareholders of record on September 15, 2014.

19. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30		June 30		June 30
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties	$146,242	$151,538	$8,164	$4,051	$154,406	$155,589
Finance revenue	5	134	—	3	5	137
Total segmented revenue	146,247	151,672	8,164	4,054	154,411	155,726

Segmented expenses
Production and operating	32,292	28,081	6,311	3,980	38,603	32,061
Depletion, depreciation and amortization	24,030	22,430	1,150	634	25,180	23,064
Income taxes – current	37,153	43,326	844	790	37,997	44,116
Income taxes – deferred	(1,913)	996	1,058	(1,775)	(855)	(779)
Impairment loss	—	19,710	—	—	—	19,710
Total segmented expenses	91,562	114,543	9,363	3,629	100,925	118,172

Segmented earnings	$54,685	$37,129	$(1,199)	$425	53,486	37,554

Non-segmented expenses (income)
Exploration					665	178
General and administrative					13,852	13,419
Foreign exchange (gain) loss					11	(3,728)
Depreciation and amortization					218	176
Unrealized loss on financial instruments					1,526	(12,088)
Other revenue					(9,250)	—
Finance revenue					(177)	(92)
Finance costs					3,750	4,414
Total non-segmented expenses					10,595	2,279

Net earnings for the period					$42,891	$35,275

Capital expenditures
Exploration and development	$30,445	$36,093	$984	$1,377	$31,429	$37,470
Corporate					426	18
Total capital expenditures					$31,855	$37,488

Q2-2014	29

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30		June 30		June 30
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties	$72,321	$73,693	$3,719	$2,530	$76,040	$76,223
Finance revenue	—	122	—	—	—	122
Total segmented revenue	72,321	73,815	3,719	2,530	76,040	76,345

Segmented expenses
Production and operating	15,985	15,350	3,040	2,179	19,025	17,529
Depletion, depreciation and amortization	11,660	11,540	448	432	12,108	11,972
Income taxes – current	17,718	20,536	385	506	18,103	21,042
Income taxes – deferred	(421)	(618)	179	(1,008)	(242)	(1,626)
Impairment loss	—	19,710	—	—	—	19,710
Total segmented expenses	44,942	66,518	4,052	2,109	48,994	68,627

Segmented earnings	$27,379	$7,297	$(333)	$421	27,046	7,718

Non-segmented expenses (income)
Exploration					227	71
General and administrative					6,844	6,319
Foreign exchange (gain) loss					3,121	(2,210)
Depreciation and amortization					125	88
Unrealized (gain) loss on financial instruments					(1,993)	(9,098)
Other revenue					(9,250)	—
Finance revenue					(85)	(61)
Finance costs					1,858	2,212
Total non-segmented expenses					847	(2,679)

Net earnings for the period					$26,199	$10,397

Capital expenditures
Exploration and development	$16,529	$18,405	$550	$882	$17,079	$19,287
Corporate					411	8
Total capital expenditures					$17,490	$19,295

30	Q2-2014

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2014
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$74,362	$18,257	$92,619
Property and equipment
Petroleum properties	259,276	33,187	292,463
Other assets	2,513	—	2,513
Goodwill	8,180	—	8,180
Other	195,243	2,207	197,450
Segmented assets	539,574	53,651	593,225
Non-segmented assets			112,634
Total assets			$705,859

Liabilities
Accounts payable and accrued liabilities	$24,722	$3,329	$28,051
Deferred taxes	38,978	9,030	48,008
Segmented liabilities	63,700	12,359	76,059
Non-segmented liabilities			94,276
Total liabilities			$170,335

December 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,295	$17,696	$89,991
Property and equipment
Petroleum properties	255,082	33,674	288,756
Other assets	2,359	—	2,359
Goodwill	8,180	—	8,180
Other	182,155	3,484	185,639
Segmented assets	520,071	54,854	574,925
Non-segmented assets			100,875
Total assets			$675,800

Liabilities
Accounts payable and accrued liabilities	$28,269	$2,939	$31,208
Deferred taxes	40,891	7,972	48,863
Segmented liabilities	69,160	10,911	80,071
Non-segmented liabilities			95,539
Total liabilities			$175,610

Q2-2014	31

20. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2014	2013	2014	2013
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(8,688)	$(17,692)	$(34,440)	$(1,300)
Prepaids and other	355	(285)	(2,548)	14
Product inventory	2,238	326	499	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,623)	1,111	(2,505)	641
	$(9,718)	$(16,540)	$(38,994)	$(645)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(66)	$(3,873)	$394	$(3,257)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,788)	(751)	(2,933)	(2,260)
	$(2,854)	$(4,624)	$(2,539)	$(5,517)

32	Q2-2014

CORPORATE INFORMATION

DIRECTORS AND OFFICERS		TRANSFER AGENT AND REGISTRAR

Robert G. Jennings [1,3]		Olympia Trust Company
Director, Chairman of the Board		Calgary, Alberta

Ross G. Clarkson		LEGAL COUNSEL
Director, President & CEO		Burnet, Duckworth & Palmer LLP
Calgary, Alberta
Lloyd W. Herrick
Director, Vice President & COO		BANK
Sumitomo Mitsui Banking Corporation Europe Limited
Geoffrey C. Chase [1,2,4]		London, Great Britain
Director
AUDITOR
Fred J. Dyment [1,2,3,4]		Deloitte LLP
Director		Calgary, Alberta

Susan M. MacKenzie [2,3,4]		EVALUATION ENGINEERS
Director		DeGolyer and MacNaughton Canada Limited
Calgary, Alberta
Randy C. Neely
Vice President, Finance, CFO &
Corporate Secretary
HEAD OFFICE
Albert E. Gress		2300, 250 – 5th Street S.W.
Vice President, Business Development		Calgary, Alberta, Canada T2P 0R4
Telephone: (403) 264-9888
Brett Norris		Facsimile: (403) 770-8855
Vice President, Exploration
EGYPT OFFICE
Robert M. Pankiw		10 Rd 261
Vice President, Engineering		New Maadi, Cairo, Egypt

Marilyn A. Vrooman-Robertson
Assistant Corporate Secretary

1.	Audit Committee	INVESTOR RELATIONS
2.	Compensation Committee	Steve Langmaid
3.	Governance and Nominating Committee	Telephone: (403) 444-4787
4.	Reserves Committee	Email: investor.relations@trans-globe.com
Website: www.trans-globe.com

www.trans-globe.com
TSX: TGL NASDAQ: TGA